Exhibit 99.1

Gahcho Kué Receives PDAC Award

Latest award recognizes industry leadership for development of mineral resources

CALGARY and TORONTO, March 8, 2017 /CNW/ - The Gahcho Kué Mine received its third major award Tuesday, as the Prospectors and Developers Association of Canada (PDAC) presented the Viola R. MacMillan Award during the PDAC Awards Gala, held in conjunction with its annual international convention.

The award, for demonstrating leadership in management and financing for the exploration and development of mineral resources, was accepted by Gahcho Kué Mine General Manager Allan Rodel, on behalf of De Beers Canada, and Patrick Evans, CEO of Mountain Province Diamonds. Gahcho Kué Mine is a joint venture between De Beers (51% - the Operator) and Mountain Province. The mine officially began commercial production on March 2, 2017.

Gahcho Kué is located about 280 km northeast of Yellowknife in the Northwest Territories.

"To build and bring into operation a world-class mine like Gahcho Kué safely, early and ahead of budget is rare in the mining industry today," said Kim Truter, CEO – De Beers Canada Inc. "This award is recognition that we are on the right track and that our employees, community and business partners are also able to deliver on a world-class level."

Mountain Province President and CEO Patrick Evans added: "This award recognizes the combined efforts of a large and talented team of mining and finance professionals who contributed to the successful financing and development of Gahcho Kué.  The support of our shareholders and debt providers was critically importantly. We also extend our thanks and appreciation to the De Beers operating team at Gahcho Kué for their exceptional hard work during the project development."

"I am extremely proud of the work done by every member of the team at Gahcho Kué," said Rodel. "We work in some of the most difficult conditions found anywhere in the world, and we have achieved so many important milestones safely, without harm to people or the environment."

In 2016, Gahcho Kué received Gold at the 11th Annual Project Management Institute's awards gala as well as the Workplace Health and Safety Award from the Yellowknife Chamber of Commerce.

The fly-in/fly-out remote mine site is situated approximately 280km northeast of Yellowknife in the Northwest Territories (NWT) of Canada. Comprising three open pits, the mine will employ 530 people full-time, with the majority working a two-week in/two-week out rotation.

In addition to a C$440 million boost to the NWT economy through 2015, the Gahcho Kué mine will provide a further C$5.3 billion in Gross Value Added (GVA)i to the NWT now that it has reached commercial production, according to a socio-economic impact report by EY.ii

i.	GVA is a measure of economic activity. It is often referred to as the 'income from production' and is broadly equivalent to the wages and profits generated by a particular economic activity, or total output (revenues) minus intermediate costs. As a measure of economic activity, it is comparable to GDP, but does not include net taxes and subsidies levied on products.

ii.	The Socio-Economic Impact Report of De Beers in Canada can be viewed online at www.debeersgroup.com/thecanadareport.

About The De Beers Group of Companies
De Beers is a member of the Anglo American plc group. Established in 1888, De Beers is the world's leading diamond company with expertise in the exploration, mining and marketing of diamonds. Together with its joint venture partners, De Beers employs more than 20,000 people across the diamond pipeline and is the world's largest diamond producer by value, with mining operations in Botswana, Canada, Namibia and South Africa. As part of the company's operating philosophy, the people of De Beers are committed to 'Building Forever' by making a lasting contribution to the communities in which they live and work, and transforming natural resources into shared national wealth. For further information about De Beers, visit www.debeersgroup.com.

About MOUNTAIN PROVINCE DIAMONDS
Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories.  Gahcho Kué is the world's largest new diamond mine. The deposit consists of a cluster of four diamond-bearing kimberlites, three of which have a probable mineral reserve of 35.4 million tonnes grading 1.57 carats per tonne for total diamond content of 55.5 million carats. The mine is projected to produce an average of 4.5 million carats a year. Mountain Province Diamonds is listed on the Toronto Stock Exchange and the NASDAQ (MPVD ). For further information about Mountain Province visit www.mountainprovince.com.

SOURCE Mountain Province Diamonds Inc.

To view the original version on PR Newswire, visit: http://www.newswire.ca/en/releases/archive/March2017/08/c7320.html

%CIK: 0001004530

For further information: De Beers Canada: Tom Ormsby, Head of External and Corporate Affairs, Tel +1 (403) 930 0991 (ext. 2703), Mob +1 (403) 464 5516, tom.ormsby@debeersgroup.com; Mountain Province Diamonds: Patrick Evans, CEO, Tel +1 (416) 361 3562, p.evans@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 14:26e 08-MAR-17